                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                     GRUPO INDUSTRIAL DURANGO, S.A. de C.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Series A Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   40048E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Lic. Gabriel Villegas Salazar
                                Potasio No. 150
                             Cd. Industrial Durango
                          C.P. 34220, Durango, Mexico
                               011 (525) 729-7082
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 2000
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13-1(g) check the following box [ ]

                         (Continued on following pages)

                               Page 1 of 10 Pages


----------------------------------------                                        --------------------------------------
CUSIP No. 40048E109                                       13D                                      Page 2 of 11 Pages
----------------------------------------                                        --------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON


           Corporacion Durango, S.A. de C.V.


           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                     N/A
---------- -----------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [X]
                                                                                                     (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------

3          SEC USE ONLY
---------- -----------------------------------------------------------------------------------------------------------

4          SOURCE OF FUNDS                                                                                OO
---------- -----------------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                                              [   ]
---------- -----------------------------------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION                                                       MEXICO
----------------------- -------- -------------------------------------------------------------------------------------

   NUMBER OF SHARES     7        SOLE VOTING POWER                                                31,807,700
BENEFICIALLY OWNED BY   -------- -------------------------------------------------------------------------------------
EACH REPORTING PERSON   8        SHARED VOTING POWER                                                      0*
      WITH:             -------- -------------------------------------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER                                           31,807,700
                        -------- -------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                                                  0
----------------------- -------- -------------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                                                              31,807,700+
---------- -----------------------------------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                              [   ]
---------- -----------------------------------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                         58.9%++
---------- -----------------------------------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON                                                                       CO
---------- -----------------------------------------------------------------------------------------------------------


* Excludes the 6,244,066 shares of Series A Common Stock of the Issuer held in the CPO Trust, pursuant to which the CPO Trustee must vote in the same manner as the holders of a majority of shares of the Series A Common Stock of the Issuer which are not held in the CPO Trust.

+ This number excludes the number of shares of Series A Common Stock of the Issuer held in the CPO Trust.

++ This percentage excludes the number of shares of Series A Common Stock of the Issuer held in the CPO Trust.

----------------------------------------                                        --------------------------------------
CUSIP No. 40048E109                                       13D                                      Page 3 of 10 Pages
----------------------------------------                                        --------------------------------------

---------- -----------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON


           Administradora Corporativa y Mercantil S.A. de C.V


           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                     N/A
---------- -----------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                          (a) [X]
                                                                                                     (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------

3          SEC USE ONLY
---------- -----------------------------------------------------------------------------------------------------------

4          SOURCE OF FUNDS                                                                                BK
---------- -----------------------------------------------------------------------------------------------------------

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                                                              [   ]
---------- -----------------------------------------------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION                                                       MEXICO
----------------------- -------- -------------------------------------------------------------------------------------

   NUMBER OF SHARES     7        SOLE VOTING POWER                                                15,068,000
BENEFICIALLY OWNED BY
EACH REPORTING PERSON   -------- -------------------------------------------------------------------------------------
        WITH:           8        SHARED VOTING POWER                                                       0

                        -------- -------------------------------------------------------------------------------------
                        9        SOLE DISPOSITIVE POWER                                           15,068,000

                        -------- -------------------------------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER                                                  0
----------------------- -------- -------------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON                                                               15,068,000
---------- -----------------------------------------------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                                              [   ]
---------- -----------------------------------------------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                          27.9%
---------- -----------------------------------------------------------------------------------------------------------

14         TYPE OF REPORTING PERSON                                                                       CO
---------- -----------------------------------------------------------------------------------------------------------

1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the Series A Common Stock, without par value (the "Series A Common Stock"), of Grupo Industrial Durango, S.A. de C.V., a corporation formed and organized under the laws of the United Mexican States, which has its principal executive offices located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico (the "Issuer").

2.  IDENTITY AND BACKGROUND.

     REPORTING PERSONS

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Statement is filed jointly by Corporacion Durango, S.A. de C.V. ("Corporacion Durango") and Administradora Corporativa y Mercantil S.A. de C.V. ("ACM") (collectively, the "Reporting Persons"). Each of the Reporting Persons is a corporation formed and organized under the laws of the United Mexican States. The principal business of Corporacion Durango is holding the securities of its operating subsidiaries. The principal business of ACM is holding the securities of the Issuer described herein. The principal address of each of the Reporting Persons, which also serves as their principal office, is Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico. The Reporting Persons have included as Exhibit
     99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

     During the last five years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither Reporting Person is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     RINCON FAMILY

     The business and affairs of the Reporting Persons are managed and administrated by each of their boards of directors, and neither Reporting Person has any executive officers.

     (a) Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Rincon Family"): (i) Miguel Rincon Arredondo, (ii) Dr. Jose Antonio Rincon Arredondo, (iii) Mayela de la Paz Rincon Arredondo de Velasco, (iv) Jesus Rincon Arredondo, (v) Wilfrido Rincon Arredondo, (vi) Ignacio Rincon Arredondo and (vii) Martin Rincon Arredondo. Miguel Rincon Arredondo, Dr. Jose Antonio Rincon Arredondo, and Mayela de la Paz Rincon Arredondo de Velasco serve on each of the board of directors of Corporacion Durango and ACM, and Jesus Rincon Arredondo, Wilfrido Rincon Arredondo and Ignacio Rincon Arredondo serve as alternates on each of the board of directors of Corporacion Durango and ACM.

               The Rincon Family, other than Mayela de la Paz Rincon Arredondo de Velasco, as a group, holds one hundred percent (100%) of all of the issued and outstanding equity interests in Corporacion Durango. In addition, the Rincon Family, other than Mayela de la Paz Rincon Arredondo de Velasco, as a group, holds one hundred percent (100%) of all of the issued and outstanding equity interests in ACM.

     (b) The business address of Miguel Rincon Velasco, Dr. Jose Antonio Rincon Arredondo and Mayela de la Paz Rincon Arredondo de Arredondo is Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico.

               The business address of Jesus Rincon Arredondo is Boulevard Juan Pablo Segundo, Km. 2.5 Col., Aeropuerto, Chihuahua, C.P. 31390, Chihuahua, Mexico.

               The business address of Wilfrido Rincon Arredondo is Km. 26.5 Carretera Durango-Mexico, C.P. 34348, Durango, Mexico.

               The business address of Ignacio Rincon Arredondo is Avenida Lazaro Cardenas 2400, Pte. Edificio B-61, San Pedro Garza, C.P. 66220, Garcia N.L., Mexico.

               The business address of Martin Rincon Arredondo is Poniente 140 No. 840, C.P. 02300, Mexico, D.F., Mexico.

     (c) The present principal occupation or employment of Miguel Rincon Arredondo is serving as the chief executive officer for the Issuer and its operating subsidiaries and is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of the Issuer located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico.

               The present principal occupation or employment of Dr. Jose Antonio Rincon Arredondo is serving as the chief operating officer for the Issuer and its operating subsidiaries and is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of the Issuer located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico.

               The present principal occupation or employment of Mayela de la Paz Rincon Arredondo de Velasco is serving as the chief financial officer for the Issuer and its operating subsidiaries and is employed through Administracion Corporativa de Durango, S.A. de C.V., a subsidiary of the Issuer located at Potasio, 150, Ciudad Industrial Durango, C.P. 34220, Durango, Mexico.

               The present principal occupation or employment of Jesus Rincon Arredondo is serving as general manager for Ponderosa Industrial de Mexico, S.A. de C.V., a subsidiary of the Issuer located at Boulevard Juan Pablo Segundo, Km. 2.5 Col., Aeropuerto, Chihuahua, C.P. 31390, Chihuahua, Mexico.

               The present principal occupation or employment of Wilfrido Rincon Arredondo is serving as general manager for Celulosa y Papel de Mexico, S.A. de C.V., a subsidiary of the Issuer located at Km.
               26.5 Carretera Durango-Mexico, C.P. 34348, Durango, Mexico.

               The present principal occupation or employment of Ignacio Rincon Arredondo is serving as general manager for Empaques de Carton Titan, S.A. de C.V., a subsidiary of the Issuer located at Avenida Lazaro Cardenas 2400, Pte. Edificio B-61, San Pedro Garza, C.P. 66220, Garcia N.L., Mexico.

               The present principal occupation or employment of Martin Rincon Arredondo is serving as sales manager for Grupo Pipsamex, S.A. de C.V., a subsidiary of the Issuer located at Poniente 140 No. 840, C.P. 02300, Mexico, D.F., Mexico.

     (d) & (e) During the last five years, no member of the Rincon Family has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no member of the Rincon Family is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each member of the Rincon Family is a citizen of the United Mexican States.

3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On March 28, 2000, Corporacion Durango acquired 31,807,700 shares of Series A Common Stock of the Issuer, representing 58.9% of the issued and outstanding shares of Series A Common Stock of the Issuer, from the beneficiaries of the Irrevocable Trust Agreement, dated July 19, 1994, among Banco Nacional de Mexico, S.A., as trustee, and certain Management Stockholders, as amended (the "Rincon Family Trust"), a trust whose principal beneficiaries were certain members of the Rincon Family, in a transaction effectuated electronically through the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) for an aggregate purchase price of 1,844,846,600 Mexican pesos. Each such share of Series A Common Stock was purchased at a price of 58.00 Mexican pesos per share.

     The funds used by Corporacion Durango to acquire the shares of Series A Common Stock were advanced to Corporacion Durango by a broker-dealer, which advance was immediately repaid by Corporacion Durango.

     On March 30, 2000, ACM acquired 15,068,000 shares of Series A Common Stock of the Issuer, representing 27.9% of the issued and outstanding shares of Series A Common Stock of the Issuer, in various transactions effectuated electronically through the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) for an aggregate purchase price of 904,080,000 Mexican pesos. Each such share of Series A Common Stock was purchased at a price of 60.00 Mexican pesos per share.

     The funds used by ACM to acquire the Series A Common Stock were borrowed pursuant to a Credit Agreement, dated March 30, 2000, between ACM and Banco Nacional de Mexico, S.A. ("Banamex") (the "ACM Credit Agreement").
     Pursuant to the ACM Credit Agreement, Banamex granted ACM funds of up to US$110,000,000 at a variable annual interest rate of 4.5% above the LIBOR rate. Such funds are to be disbursed in two tranches: (i) one tranche of up to US$98,000,000 of which US$97,317,545.75 was disbursed on April 3, 2000 to settle the acquisition of 15,068,000 shares of Series A Common Stock of the Issuer, and (ii) a second tranche of US$12,000,000 which can be used only to pay the interest due for the first twelve months under the ACM Credit Agreement. Interest payments are due quarterly, and the total outstanding principal is due and payable on April 3, 2005.

     As a condition to the disbursement of funds under the ACM Credit Agreement, ACM entered into a pledge agreement (the "Pledge Agreement") with Banamex, Corporacion Durango, and Acciones y Valores de Mexico, S.A., Casa de Bolsa ("Accival") pursuant to which (i) the 15,068,000 shares of Series A Common Stock of the Issuer acquired by ACM were pledged by ACM to Banamex, and
     (ii) 4,257,435 shares of Series A Common Stock of the Issuer were pledged by Corporacion Durango to Banamex, in each case, in order to secure all of ACM's obligations under the ACM Credit Agreement. Pursuant to the Pledge Agreement, Corporacion Durango and ACM are obligated to ensure that the aggregate number of shares of Series A Common Stock of the Issuer pledged under the Pledge Agreement must always equal at least 35.7745% of the number of issued and outstanding shares of Series A Common Stock of the Issuer.

     Additionally, pursuant to the ACM Credit Agreement, certain members of the Rincon Family were required to deposit 1% of the outstanding capital stock of ACM into a trust (the "ACM Trust"). Although the beneficiaries of the ACM Trust are the members of the Rincon Family (in proportion to the number of shares of ACM capital stock contributed by each such member), Banamex has the power to vote the shares of ACM capital stock held by the ACM Trust in certain special situations enumerated in the trust agreement. Such special situations include, but are not limited to, any vote in relation to a change in the bylaws of ACM, a merger or break-up involving ACM, a reduction of the capital stock of ACM, any related party transactions not in the ordinary course of ACM's business, or a joint venture or strategic alliance with a third party that would result in the loss of decision-making control by the shareholders of ACM.

4.   PURPOSE OF TRANSACTION.

     Corporacion Durango and ACM acquired their shares of Series A Common Stock in order to consolidate the Rincon Family's operational companies under one corporate entity. Although the Reporting Persons, together or individually, have no immediate intention to effect any additional transactions in the shares of Series A Common Stock of the Issuer, they may acquire additional shares of Series A Common Stock of the Issuer or dispose of some or all of the shares of Series A Common Stock of the Issuer based upon a number of factors, including the Reporting Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     As of April 7, 2000, the total amount of issued and outstanding shares of Series A Common Stock of the Issuer is 54,020,146.

     REPORTING PERSONS

     (a) Corporacion Durango beneficially owns 31,807,700 shares of Series A Common Stock of the Issuer, representing 58.9% of the issued and outstanding Series A Common Stock of the Issuer.

          ACM beneficially owns 15,068,000 shares of Series A Common Stock of the Issuer, representing 27.9% of the issued and outstanding shares of Series A Common Stock of the Issuer.

     (b) Corporacion Durango has the sole power to vote and to dispose of the 31,807,700 shares of Series A Common Stock of the Issuer beneficially owned by it. In addition, pursuant to the terms of the Trust Agreement, dated November 24, 1989, between Nacional Financiera S.N.C. ("NAFIN"), as the grantor and as the trustee (the "CPO Trustee") (the "CPO Trust Agreement"), voting rights with respect to 6,244,066 shares of Series A Common Stock, representing 11.6% of the voting stock of the Issuer, held in trust for the benefit of parties other than the Rincon Family (the "CPO Trust"), are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust, currently Corporacion Durango. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

          ACM has the sole power to vote and to dispose of the shares of Series A Common Stock of the Issuer beneficially owned by it.

     (c) Except as set forth in this Statement, neither of the Reporting Persons has effected any transaction in shares of Series A Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

     RINCON FAMILY

     (a) Each of the members of the Rincon Family, other than Mayela de la Paz Rincon Arredondo de Velasco, owns shares of capital stock of Corporacion Durango and ACM and, together, the members of the Rincon Family own 100% of the outstanding capital stock of Corporacion Durango and ACM, other than 1% of the shares of capital stock of ACM which have been granted to the ACM Trust. See Item 3 above and Item 5(b) below. Pursuant to Rule 13d-3 of the Act, each of the members of the Rincon Family, other than Mayela de la Paz Rincon Arredondo de Velasco, may be deemed to be the beneficial owner of an aggregate of 46,875,700 shares of Series

          A Common Stock of the Issuer, representing 86.8% of the issued and outstanding shares of Series A Common Stock of the Issuer.

     (b) Each of the members of the Rincon Family, other than Mayela de la Paz Rincon Arredondo de Velasco, owns shares of capital stock of Corporacion Durango and ACM and, together, the members of the Rincon Family own 100% of the outstanding capital stock of Corporacion Durango and ACM, other than 1% of the shares of capital stock of ACM which have been granted to the ACM Trust. See Item 3. Although no individual member of the Rincon Family has the power to vote the shares of Series A Common Stock of Issuer owned by Corporacion Durango or ACM, each member of the Rincon Family who is a director of Corporacion Durango has shared power to vote the 31,807,700 shares of Series A Common Stock of the Issuer, representing 58.9% of the outstanding voting stock of the Issuer, owned by Corporacion Durango, and each member of the Rincon Family who is a director of ACM, has shared power to vote the 15,068,000 shares of Series A Common Stock of the Issuer, representing 27.9% of the outstanding voting stock of the Issuer, owned by ACM. In addition, pursuant to the terms of the CPO Trust Agreement, voting rights with respect to 6,244,066 shares of Series A Common Stock held in the CPO Trust, representing 11.6% of the voting stock of the Issuer, are exercisable only by the CPO Trustee and must be voted in the same manner as the holders of the majority of shares of Series A Common Stock that are not held in the CPO Trust, currently Corporacion Durango. For a more detailed description of the CPO Trust and the CPO Trust Agreement, see Item 6.

     (c) Except as set forth in this Statement, none of the members of the Rincon Family has effected any transaction in shares of Series A Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms of the CPO Trust Agreement, certain shares of Series A Common Stock of the Issuer are held in the CPO Trust by NAFIN, as the CPO Trustee, for the benefit of the holders of certain Ordinary Participation Certificates ("CPOs") issued by the CPO Trustee.

     The CPO trust is a vehicle established under the auspices of the Foreign Investment Commission and other governmental entities of the Mexican government as a mechanism to permit an investment by non-Mexican investors in CPOs representing an interest in shares that may not be purchased directly by such investors. The CPOs, which are negotiable instruments under Mexican law, are issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreement. Each CPO represents an interest in one share of Series A Common Stock held in the CPO Trust.

     Holders of CPOs are not entitled to exercise any voting rights with respect
     to the Series A Common Stock held in the CPO Trust.   Such voting rights
     are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust Agreement to vote such Series A Common Stock in the same manner as the holders of a majority of the Series A Common Stock that are not held in the CPO Trust (currently, Corporacion Durango) and that are voted at the relevant meeting.

     The CPO Trust and the CPOs issued under the CPO Trust Agreement will expire on November 24, 2019.

7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Exhibit
-----------   -------
        99.1  Joint Filing Agreement, dated April 7, 2000.
        99.2  Credit Agreement, dated March 30, 2000, between Banco Nacional de Mexico, S.A.
              and Administradora Corporativa y Mercantil, S.A. de C.V., accompanied by a summary in the English language.
        99.3  Pledge Agreement, dated March 30, 2000, among Banco Nacional de Mexico, S.A.,
              Corporacion Durango, S.A. de C.V., Administradora Corporativa y Mercantil, S.A.
              de C.V. and Acciones y Valores de Mexico, S.A. de C.V., accompanied by a summary in the English language.
        99.4  Trust Agreement, dated November 24, 1989, between Nacional Financiera, S.N.C., as grantor, and Nacional Financiera S.N.C., Trust Department, as the CPO
              Trustee, accompanied by a translation in the English language. (Incorporated by reference to Exhibit 4.4 filed as an exhibit to the registration statement on
              Form F-1 filed with the United States Securities and Exchange Commission by
              Grupo Industrial Durango, S.A. de C.V. on June 10, 1994.)
        99.5  Irrevocable Administrative Trust Agreement, dated March 30, 2000, among Banco Bilbao
              Vizcaya-Mexico, S.A., as trustee, Miguel Rincon Arredondo, Dr. Jose Antonio
              Rincon Arredondo, Jesus Rincon Arredondo, Wilfrido Rincon Arredondo, Ignacio
              Rincon Arredondo and Martin Rincon Arredondo, as grantors and beneficiaries, and
              Banco Nacional de Mexico S.A. as beneficiary, accompanied by a translation in the English language.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 2000

                Corporacion Durango, S.A. de C.V.

                   By:  /s/  Mayela de la Paz Rincon Arredondo de Velasco
                        -------------------------------------------------
                   Name:  Mayela de la Paz Rincon Arredondo de Velasco
                   Title:  Director

                Administradora Corporativa y Mercantil, S.A. de C.V.

                   By:  /s/  Mayela de la Paz Rincon Arredondo de Velasco
                        -------------------------------------------------
                   Name:  Mayela de la Paz Rincon Arredondo de Velasco
                   Title:  Director